Exhibit 99.2

HIGHWAY HOLDINGS LIMITED

Suite 1801, Level 18

Landmark North

39 Lung Sum Avenue

Sheung Shui

New Territories, Hong Kong

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

August 15, 2022

Notice is hereby given that the Annual Meeting of Shareholders of Highway Holdings Limited (the “Company”), will be held at the offices of TroyGould PC, 1801 Century Park East, Suite 1600, Los Angeles, California U.S.A., on Monday, August 15, 2022, at 8:00 a.m., for the following purposes:

(1) To elect three members of the Company’s Board of Directors to serve until the 2025 Annual Meeting of Shareholders;

(2) To ratify the selection by the Board of Directors of Centurion ZD CPA & Co. as the independent accountants of the Company for the fiscal year ending March 31, 2023; and

(3) To transact such other business as may properly come before the meeting or any adjournment thereof.

Your attention is directed to the accompanying proxy statement. Only shareholders of record at the close of business on June 24, 2022 will be entitled to notice of and to vote at the meeting and any adjournment thereof.

Important Notice Regarding the Availability of Proxy Materials for the Shareholders’ Meeting to Be Held on Thursday, August 15, 2022 at 8:00 a.m. Pacific time at the offices of TroyGould PC, 1801 Century Park East, Suite 1600, Los Angeles, California U.S.A.

The Proxy Statement and 2022 annual report to shareholders, or Annual Report, are available at http://www.edocumentview.com/HIHO

By Order of the Board of Directors

/s/ Alan Chan
Alan Chan, Secretary
Hong Kong
July 1, 2022

We intend to hold the Annual Meeting in person. However, we are actively monitoring COVID-19 as part of our effort to maintain a healthy and safe environment at the Annual Meeting. In the event it is not possible or advisable to hold the Annual Meeting in person, we will announce alternative arrangements for the Annual Meeting as promptly as practicable, which may include holding the Annual Meeting solely by means of remote communication. If we take this step, details on how to participate will be issued by press release, posted on our website, and filed with the Securities and Exchange Commission. We also encourage you to review guidance from public health authorities if you plan to attend the Annual Meeting in person.

HIGHWAY HOLDINGS LIMITED

Suite 1801, Level 18

Landmark North

39 Lung Sum Avenue

Sheung Shui

New Territories, Hong Kong

PROXY STATEMENT

Annual Meeting of Shareholders

August 15, 2022

INTRODUCTION

Persons Making the Solicitation

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of Highway Holdings Limited, a British Virgin Islands corporation (the “Company”), of proxies for use at the Annual Meeting of Shareholders to be held at 8:00 a.m. at the offices of TroyGould PC, 1801 Century Park East, Suite 1600, Los Angeles, California U.S.A., on Monday, August 15, 2022, and at any adjournment thereof (the “Annual Meeting”). This proxy statement is first being mailed to shareholders on or about July 1, 2022. You are requested to submit your proxy by Internet by following the Internet voting instructions on the enclosed proxy card, or to sign, date and return the enclosed proxy card in order to ensure that your shares are represented at the Annual Meeting.

A form of proxy is enclosed for your use. The shares represented by each properly executed unrevoked proxy will be voted as directed by the shareholder executing the proxy. If no direction is made, the shares represented by each properly executed unrevoked proxy will be voted (i) “FOR” the election of management’s nominees for the Board of Directors to be elected as Class III directors to serve until the 2025 Annual Meeting of Shareholders and (ii) “FOR” the ratification of the selection by the Board of Directors of Centurion ZD CPA & Co. as the independent accountants of the Company for the fiscal year ending March 31, 2023. With respect to any other item of business that may come before the Annual Meeting, the proxy holders will vote the proxy in accordance with the recommendation of management of the Company.

The cost of solicitation of proxies, including the cost of preparation and mailing of the Notice of Annual Meeting, this Proxy Statement, and the enclosed proxy, will be borne by the Company. It is anticipated that brokerage houses, fiduciaries, nominees, and others will be reimbursed for their out-of-pocket expenses in forwarding proxy material to beneficial owners of stock held in their names. Directors, officers, or employees of the Company may solicit proxies by telephone or in person without additional compensation.

How to Vote

Shareholder of Record: Shares Registered in Your Name

If, on the Record Date, your shares were registered directly in your name with our transfer agent, Computershare, then you are a shareholder of record. If you are a shareholder of record, there are three ways to vote:

By Internet – To vote through the Internet, go to www.investorvote.com/HIHO to complete an electronic proxy card. You will be asked to provide the control number from the enclosed proxy card. Your Internet vote must be received by 11:59 p.m. Eastern Time on August 14, 2022 to be counted.

By Mail – You may do this by marking, dating and signing your proxy card or, for shares held in street name, the voting instruction card provided to you by your broker or nominee, and mailing it in the enclosed, pre-addressed envelope.

In Person – You may vote in person at the Annual Meeting and we will give you a ballot when you arrive.

Beneficial Owner: Shares Registered in the Name of Broker, Bank or Other Nominee

If you are a beneficial owner of shares registered in the name of your broker, bank, or other nominee, you should have received a voting instruction form with these proxy materials from that organization rather than from us. Simply complete and mail the voting instruction form to ensure that your vote is counted. Alternatively, you may vote over the Internet as instructed by your broker, bank or other nominee. To vote in person at the Annual Meeting, you must obtain a valid proxy from your broker, bank or other nominee. Follow the instructions from your broker, bank or other nominee included with these proxy materials, or contact your broker, bank or other nominee to request a proxy form.

Revocability of Proxy

Any proxy given by a shareholder of the Company may be revoked at any time before it is voted at the Annual Meeting by a written notice to the Secretary of the Company, or upon request if the shareholder is present at the meeting. Each valid proxy submitted by Internet, or returned via mail, that is not revoked, unless indicated otherwise on the proxy card, will be voted in the election of directors for the nominee as described herein.

Voting Securities

Holders of record of the Company’s Common Shares, $0.01 par value (the “Common Shares”), at the close of business on June 24, 2022 (the “Record Date”) are entitled to notice of and to vote at the meeting or any adjournment thereof. As of the Record Date, there were 4,036,825 Common Shares issued and outstanding. Holders of Common Shares are entitled to cast one vote per share on each matter presented for consideration and action by the shareholders. The presence, in person or by proxy, of shareholders entitled to cast at least a majority of the outstanding Common Shares will constitute a quorum for the transaction of business at the Annual Meeting.

Abstentions may be specified as to all proposals to be brought before the Annual Meeting other than the election of directors. Votes cast by proxy or in person at the Annual Meeting will be tabulated by the inspectors of election appointed for the meeting and will determine whether or not a quorum is present. The inspectors of election will treat abstentions as shares that are present and entitled to vote for purposes of determining the presence of a quorum, but as unvoted for purposes of determining the approval of any matter submitted to the shareholders for a vote. Ratification of the selection of the independent accountants will require the affirmative vote of at least a majority in voting interest of the shareholders present in person or by proxy at the Annual Meeting and entitled to vote thereon.

The directors to be elected at the Annual Meeting will be elected by a plurality of the votes cast. Nominees receiving the highest number of affirmative votes cast, up to the number of directors to be elected, will be elected as directors. Only votes cast for a nominee will be counted, except that each properly executed unrevoked proxy will be voted for management’s nominee for the Board of Directors in the absence of instructions to the contrary. Abstentions, broker non-votes and instructions on a proxy to withhold authority to vote for management’s nominees will result in the respective nominees receiving fewer votes.

Annual Report

This Proxy Statement is accompanied by the Annual Report of the Company for the fiscal year ended March 31, 2022. Shareholders are encouraged to read the Annual Report in connection with the information contained herein. This proxy statement, the proxy card and the Annual Report are available at http://www.investorvote.com/HIHO.

What is the quorum requirement?

A quorum of shareholders is necessary to hold a valid meeting. A quorum will be present if stockholders holding at least a majority of our then outstanding shares of the common stock entitled to vote are present at the Annual Meeting in person or represented by proxy. On the Record Date, there were 4,036,825 shares issued and outstanding and entitled to vote.

Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or other nominee) or if you vote in person at the Annual Meeting. If there is no quorum, the holders of a majority of shares present at the Annual Meeting in person or represented by proxy may adjourn the Annual Meeting to another date.

What if I return a proxy card or otherwise vote but do not make specific choices?

If you return a signed and dated proxy card or otherwise vote without marking voting selections, your shares will be voted, as applicable:

“For” the election of three (3) Class III directors to serve on our Board for three-year terms.

“For” the ratification of the selection of Centurion ZD CPA & Co. as our independent registered public accounting firm for the fiscal year ending March 31, 2023.

If any other matter is properly presented at the Annual Meeting, your proxyholder (named on your proxy card) will vote your shares using their best judgment.

PROPOSAL I - ELECTION OF DIRECTORS

The directors and executive officers of the Company as of July 1, 2022 are listed below.

Name	Age	Positions
Roland W. Kohl	73	Chief Executive Officer, Director, Chairman of the Board
Ringo Tsang	56	Chief Operating Officer
Alan Chan	58	Chief Financial Officer, Secretary
Tiko Aharonov (1) (2)	75	Director
Uri Bernhard Oppenheimer (2)	86	Director
Kevin Yang Kuang Yu (2)	65	Director
Irene Wong Ping Yim (1)	56	Director
Heiko Sonnekalb (1)	51	Director
George Leung Wing Chan (2)	69	Director
Dirk Hermann, Ph.D.	58	Director

(1)	Current member of Audit Committee.
(2)	Member of Compensation Committee

The Directors hold office until their term has expired and they are re-elected at an annual meeting of shareholders. The Company’s Amended and Restated Memorandum and Articles of Association provide that the Board of Directors is divided into three classes of directors with staggered terms of office. At each annual meeting of shareholders, the members of one class of directors will be elected for a term of office to expire at the third succeeding annual meeting of shareholders after their election, and until their successors have been duly elected and qualified. At the Annual Meeting, the terms of one class of directors will expire, and nominees for that class will be nominated elected to hold office for a three-year term expiring at the 2025 annual meeting. All directors hold office until their respective terms expire and until his or her successor is elected, or until his or her death, resignation, or removal.

The three candidates receiving the highest number of affirmative votes cast at the Annual Meeting shall be elected as directors of the Company. Each nominee listed below has agreed to serve if elected. If for any reason any nominee named below is not a candidate when the election occurs, the Company intends to vote proxies for the election of the other nominees named below and may vote for any substitute nominee or, in lieu thereof, our Board of Directors may reduce the number of directors in accordance with our Amended and Restated Memorandum and Articles of Association. Unless otherwise instructed, the proxy holders will vote the proxies received by them in a manner that will result in the election of the three nominees named below.

We have three incumbent directors in Class II whose term expires at the Annual Meeting. The Board of Directors has nominated the incumbent Class III directors, Roland W. Kohl, Tiko Aharonov and Irene Wong Ping Yim, for reelection as Class III directors to serve until the 2025 annual meeting of the shareholders and until their successors are duly elected and qualified. We believe that Roland W. Kohl, Tiko Aharonov and Irene Wong Ping Yim will be available and able to serve as directors. In the event that any of them is unable or unwilling to serve, the proxy holders will vote the proxies for such other nominee as they may determine.

Roland W. Kohl. Mr. Kohl was the founder of the Company and has been its Chief Executive Officer since its inception in 1990. He has been a Director of the Company since March 1, 1995. He has overall responsibility for the day-to-day operations of the Company and its subsidiaries. Prior to forming the Company, Mr. Kohl was the Managing Director of Dialbright Company Limited, a camera manufacturer located in China. Mr. Kohl received a degree in mechanical engineering and has over thirty years’ experience in managing factories and manufacturing operations in China. Mr. Kohl is a German national and resides in Hong Kong.

The Board of Directors has concluded that Mr. Kohl should be re-elected because he is a founder of the Company and has been its Chief Executive Officer since its inception. As a result, he has invaluable experience with the Company and the industry in which the Company operates.

Tiko Aharonov. Mr. Aharonov has been a Director of the Company since its inception in 1990 and was a General Manager of the Company’s camera operations from 1998 to 2004. Until the closing of the Company’s Bulgarian facility in 2004, Mr. Aharonov acted as the General Manager of the Bulgarian operations. He was a bank manager for a leading Israeli commercial and retail bank from 1969 to 1989 and has operated his own real estate and investment company for high net worth individuals desiring to invest in real estate in Israel. Mr. Aharonov also represents investors in real estate in Bulgaria.

The Board of Directors has concluded that Mr. Aharonov should be re-elected because of his extensive experience with the Company.

Irene Wong Ping Yim. Ms. Wong was elected to the Board of Directors in July 2005. For over ten years, Ms. Wong was the Chief Accountant of CNIM Hong Kong Ltd. From 1994 to 2001, she was the Accounting Manager of Highway Holdings. Ms. Wong graduated from Deakin University with a Master’s Degree in Business Administration. She is currently a fellow member of the Association of Chartered Certified Accountant and a member of Hong Kong Institute of Certified Public Accountants.

The Board of Directors believes that Ms. Wong should be re-elected because her extensive accounting background and expertise are a valuable resource to the Board of Directors. Ms. Wong also has extensive knowledge and understanding about the Company’s financial position and background, having been the Company’s Accounting Manager for seven years. In addition, since she has a degree in accounting, she is able to serve as the “audit committee financial expert” of the Audit Committee.

Continuing Directors

The following is a description of the incumbent Class III and Class I directors whose terms of office will continue after the Annual Meeting:

Class I – Directors Continuing in Office Until the 2023 Annual Meeting

Uri Bernhard Oppenheimer. Mr. Oppenheimer has served on the Board of Directors since July 2005. Mr. Oppenheimer is founder, managing director and the majority owner of U.B. Oppenheimer GmbH in Germany and MIG Germany GmbH in Germany.

Dirk Hermann, Ph.D. Dr. Hermann was appointed to the Board of Directors on April 1, 2020. Dr. Hermann previously served as a member of the Company’s Board of Directors from January 2003 until August 2010. Dr. Hermann currently serves as chief executive officer of Saarland Feuerversicherung AG, a German insurance companies. He joined Versicherungskammer Bayern in 2012, parent company of Saarland Insurance Group. Prior thereto, he held a variety of positions with Allianz Versicherungen AG, including a tenure as a member of the management board. Dr. Hermann currently also serves on the board of two German banks, Landesbank Saar and Sparkassenverband, and on the board the Consal Insurance Group. Dr. Hermann graduated from the University of Konstanz in Germany with a bachelor’s degree in business administration. He also holds a master’s degree in business administration from the University of St. Gallen in Switzerland. He earned a Ph.D. degree in business administration from the University of Leipzig, in Germany.

Class II – Directors Continuing in Office Until the 2024 Annual Meeting

Kevin Yang Kuang Yu. Mr. Yang was elected to the Board of Directors in July 2005. From 2004 until his retirement in 2013, Mr. Yang was the China-USA Director of Holt Asia LLC (now owned by Chesta Co., Inc.) in the U.S. Prior thereto, from 2000 to May 2003, Mr. Yang set up and managed a factory in Shanghai for CHT Co., Limited (now owned by Chesta Co., Inc.) and controlled and managed other manufacturing facilities in China. Mr. Yang has also been involved with the trading companies that were engaged in exporting products to the US. The Board of Directors has determined that Mr. Yang is a valuable member of the Board of Directors because of his background in manufacturing management, especially in China, and his experience in dealing with U.S./China business relations.

George Leung Wing Chan. Mr. Leung was appointed to the Board of Directors in December 2005. Since 2004, Mr. Leung has been a management consultant. Prior thereto, from 1995 to 2004, he was the Managing Director/Vice President of Lucky Metal & Plastic Mfg. Co., Ltd. The Board of Directors has concluded that Mr. Leung is a valuable member of the Board of Directors because he has extensive background in manufacturing management, particularly in metal and plastics.

Heiko Sonnekalb. Mr. Sonnekalb was appointed to the Board of Directors on April 1, 2020. Mr. Sonnekalb currently serves as the chief executive officer of Dr. Arnold Schaefer GmbH, a German holding company, Lakal GmbH, a German manufacturer of shutter blinds, and Bartz Werke GmbH, a German casting foundry and heat and pipe technology company. In addition, he serves as a member of the supervisory board of Germany-based Herwick AG and Stadtwerke Voelklingen Vertrieb GmbH. Mr. Sonnekalb also is a committee member of both the IHK Saarland Industrial Research and Foreign Trade Committee and the DIHK Berlin Industrial Research and Foreign Trade Committee. He also serves as a judge on the labor court in Saarbruecken, Germany. Mr. Sonnekalb received a degree in Business Administration from the University of Fulda, Germany, in 1997.

Executive Officers

In addition to the directors listed above, the following are the other principal members of the Company’s management team.

Alan Chan. Mr. Chan was appointed as the Company’s Chief Financial Officer and Secretary in September 2010. From June 2009 until he joined the Company, Mr. Chan served as chief financial officer for a joint venture in China with Laureate Education Group. He previously served as vice president and chief financial officer for DeCoro, an Italian sofa manufacturer with two facilities in Shenzhen, and as financial controller for San Miguel Shunde Brewery Co. Ltd., a foreign joint venture engaged in the manufacturing and sale of beer products for China and overseas markets. He also served as financial controller for Hua Yang Printing Holdings Co. Ltd., a manufacturer of children’s paper products. Mr. Chan began his professional career as an accountant with Nelson Wheeler, an Australian CPA firm, and subsequently with PricewaterhouseCoopers – formerly Coopers and Lybrand. Mr. Chan earned a Master of Arts degree in accounting from Curtin University in Australia and a Bachelor of Arts degree from the University of Lancaster in the United Kingdom.

Ringo Tsang. Mr. Tsang was appointed as the Chief Operating Officer in November 2017. Mr. Tsang joined the Company in March 2009 as a Production Engineer and was promoted to Chief Technology Officer in 2010. Since becoming Chief Technology Officer, Mr. Tsang has been in charge of the Company’s engineering department, its tool shop, its Computer Numerical Control (CNC) tooling system, and its automation and information technologies. Mr. Tsang has a Bachelor of Science degree in mechanical engineering, and a master’s degree in each of Business Administration, Information Systems, and Professional Accounting.

Officers are elected by and serve at the discretion of the Board of Directors.

Dr. Hermann is the brother-in-law of Roland Kohl, the Chairman, President and Chief Executive Officer of the Company. Other than Mr. Hermann’s relationship with Mr. Kohl, there are no other family relationships between any of the above-named officers, directors or employees. To the Company’s knowledge, no arrangement or understanding exists between any such director and executive officer and any major shareholder, customer, supplier or other party pursuant to which any director or executive officer was elected as a director or executive officer of the Company.

Board and Committee Meetings

The Board of Directors held four meetings during the fiscal year ended March 31, 2022. Each director attended at least 75% of the aggregate of the total meetings of the Board of Directors and the total number of meetings of all Board committees on which he or she served that were held during the portion of the 2022 fiscal year in which he or she served as a director or served on such committees, as applicable.

The Board of Directors has two standing committees: (i) an Audit Committee, and (ii) a Compensation Committee.

Audit Committee

During fiscal 2022, the members of the Audit Committee of the Board of Directors were Irene Wong Ping Yim, Heiko Sonnekalb and Tiko Aharonov. The Audit Committee reviews, acts on and reports to the Board of Directors on various auditing and accounting matters, including the selection of the Company’s auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of the independent auditors, any additional services to be provided by the auditors, and the Company’s accounting practices. Each of these individuals is a non-employee director and is independent as defined under the Nasdaq Stock Market’s listing standards, and each has significant knowledge of financial matters (one of the members has an advanced degree in business administration). Ms. Wong has been designated by the Board of Directors as the “audit committee financial expert” as defined under Item 401(h)(2) of Regulation S-K of the Securities Exchange Act of 1934, as amended. The Audit Committee met three times during fiscal 2022. The Audit Committee operates under a formal charter that governs its duties and conduct. This formal charter is available from the Company upon request.

Audit Committee Report

The following is the report of our Audit Committee with respect to our audited financial statements for the fiscal year ended March 31, 2022. This report shall not be deemed soliciting material or to be filed with the Securities and Exchange Commission or subject to Regulation 14A or 14C under the Securities Exchange Act or to the liabilities of Section 18 of the Securities Exchange Act, nor shall any information in this report be incorporated by reference into any past or future filing under the Securities Act or the Securities Exchange Act, except to the extent we specifically request that it be treated as soliciting material or specifically incorporate it by reference into a filing under the Securities Act or the Securities Exchange Act.

In performing its oversight responsibilities as defined in its charter, the Audit Committee has reviewed and discussed the audited financial statements and reporting process, including the system of internal controls, with management and with Centurion ZD CPA & Co., the Company’s independent registered public accounting firm for the year ended March 31, 2022. The Audit Committee has also discussed with Centurion ZD CPA & Co. the matters required to be discussed by the statement on Auditing Standards No. 16, as adopted by the Public Company Accounting Oversight Board.

In addition, the Audit Committee has received from Centurion ZD CPA & Co. the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding Centurion ZD CPA & Co.’s communications with the Audit Committee concerning independence and has discussed with Centurion ZD CPA & Co. their independence.

Based on these reviews and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Annual Report on Form 20-F for the year ended March 31, 2022 for filing with the SEC.

Audit Committee

Irene Wong Ping Yim
Heiko Sonnekalb
Tiko Aharonov

Compensation Committee

During the past fiscal year, the Compensation Committee of the Board of Directors consisted of Uri Bernhard Oppenheimer, George Leung Wing Chan, Kevin Yang Kuang Yu and Tiko Aharonov. The Compensation Committee administers the Company’s 2020 Stock Option and Restricted Stock Plan (the “2020 Option Plan”) and establishes the salaries and incentive compensation of the executive officers of the Company.

Nominations

The Board of Directors does not have a separate Nominating Committee. Nominees for the election to the Board are selected and nominated by the independent directors (there currently are eight directors, six of whom are independent). Accordingly, the Board of Directors has not yet found it necessary to have a separate Nominating Committee. Assuming that the nominees are elected at the Annual Meeting, six of the eight members of the Board will be independent directors.

The Board of Directors has not established any specific minimum qualifications for director candidates or any specific qualities or skills that a candidate must possess in order to be considered qualified to be nominated as a director. Qualifications for consideration as a director nominee may vary according to the particular areas of expertise being sought as a complement to the existing board composition. In making its nominations, the Board of Directors generally will consider, among other things, an individual’s business experience, industry experience, financial background, breadth of knowledge about issues affecting our Company, time available for meetings and consultation regarding Company matters and other particular skills and experience possessed by the individual. The Board of Directors has not adopted a formal policy with regard to the consideration of diversity when evaluating candidates for election to the Board of Directors. However, the Board of Directors believes that membership should reflect diversity in its broadest sense, but should not be chosen nor excluded based on race, color, gender, national origin or sexual orientation. In this context, the Board of Directors does consider a candidate’s experience, education, industry knowledge, history with the Company, and differences of viewpoint when evaluating his or her qualifications for election the Board. In evaluating such candidates, the Board of Directors seeks to achieve a balance of knowledge, experience and capability in its composition.

To date, all nominees for election to the Board were recommended for nomination by our existing independent directors, and all of our current nominees were recommended by our existing independent directors. The Company does not have any policy with regard to the consideration of any director candidates recommended by securityholders. All potential director candidates, regardless of source, are reviewed under the same process. The Board of Directors believes this approach is appropriate in light of the infrequent occurrence of recommendations made by our shareholders. Notwithstanding the foregoing, under the Company’s Amended and Restated Memorandum and of Articles of Association, no person shall be eligible for election as a director of the Company if the election of such person as a director would cause the Company to be ineligible to remain a “foreign private issuer.”

A shareholder may nominate one or more persons for election to the Board of Directors. In order for such nomination to be considered, the shareholder must (i) provide timely notice thereof in writing and in proper form to the secretary of the Company and (ii) provide the information required by Regulation 7.6 of the Company’s Amended and Restated Articles of Association. To be timely, a shareholder’s notice must be delivered to, or mailed and received at, the principal executive offices of the Company not less than ninety (90) days nor more than one hundred twenty (120) days prior to the first anniversary of the preceding year’s meeting at which members of the Board of Directors were elected.

We do not have a formal policy regarding attendance by Board members at the Annual Meeting of Shareholders. Our Chairman and Chief Executive Officer will attend our 2022 Annual Meeting. However, because most of the directors are located outside of the U.S., none of the other directors is expected to attend the Annual Meeting.

Board Leadership Structure and Role in Risk Oversight

The Board of Directors believes it is important to select the Company’s Chairman and Chief Executive Officer in the manner it considers in the best interests of the Company at any given time. Accordingly, the Chairman and Chief Executive Officer positions may be filled by one individual or by two different individuals, as determined by the Board of Directors based on circumstances then in existence.

Currently, Roland Kohl serves as both Chairman and Chief Executive Officer. The Board of Directors considers this leadership structure to be suitable for the Company because it allows one person to lead and represent the Company and the Board of Directors, while also providing for effective oversight by an independent Board. The Board of Directors believes that having Mr. Kohl serve in the roles of Chairman and Chief Executive Officer is appropriate for the Company and its shareholders at this time, in view of Mr. Kohl’s continuous long-standing roles in such positions, and Mr. Kohl’s in-depth knowledge of the Company’s business and industry. The Board of Directors also believes that the number of its independent directors mitigates the risk of any potential conflicts that might result from combining the roles of Chief Executive Officer and Chairman.

Tiko Aharonov has been designated as the “lead independent director” of the Board of Directors. Mr. Aharonov is responsible for coordinating the activities of the independent directors, working with the Chief Executive Officer to set the agenda for Board meetings, chairing executive sessions of the independent directors, and leading the Board’s review of the Chief Executive Officer. The Board of Directors is currently comprised of a majority of individuals who are independent from the management of the Company and, assuming that the three nominees are elected at the Annual Meeting, six of the future eight members of the Board will continue to be independent directors. The Board of Directors and its committees meet regularly throughout the year to assure that the independent directors are well briefed and informed with regard to the Company’s affairs. Each of the independent directors has unfettered access to any employee within the Company and each director is encouraged to call upon whatever employee he deems fit to secure the information each director feels is important to his understanding of our Company. In this fashion, the Board seeks to maintain well informed, independent directors who are prepared to make informed decisions regarding the Company’s business affairs.

Management is responsible for the day-to-day management of risks the Company faces, while the Board of Directors as a whole plays an important role in overseeing the identification, assessment and mitigation of such risks. The Board of Directors reviews information regarding the Company’s finances and operations, as well as the risks associated with each. For example, the oversight of financial risk management lies primarily with the Board’s Audit Committee, which is empowered to appoint and oversee our independent auditors, monitor the integrity of our financial reporting processes and systems of internal controls and provide an avenue of communication among our independent auditors, management and the Board of Directors. The Company’s Compensation Committee is responsible for overseeing the management of risks relating to the Company’s compensation plans and arrangements, as well as risks associated with the independence of the Board of Directors and potential conflicts of interest. In fulfilling its risk oversight responsibility, the Board of Directors, as a whole and acting through any established committees, regularly consults with management to evaluate and, when appropriate, modify our risk management strategies.

PROPOSAL II - RATIFICATION OF INDEPENDENT PUBLIC ACCOUNTANTS

The Audit Committee of the Board has selected Centurion ZD CPA & Co., an accounting firm based in Hong Kong, to continue as the Company’s independent registered public accounting firm for the fiscal year ended March 31, 2022.

Shareholder ratification of the selection of Centurion as the Company’s independent public accountants is not required by the Company’s Amended and Restated Memorandum and Articles of Association or otherwise. However, the Board of Directors is submitting the anticipated selection of Centurion to the shareholders for ratification as a matter of good corporate practice. The Board of Directors will consider the shareholders’ vote in its determination of whether to retain that firm. However, even if the selection is ratified, the Board of Directors in its discretion may direct the selection of a different independent accounting firm or change such selection at any time during the year if it determines that such a change would be in the best interests of the Company and its shareholders.

The Board of Directors does not anticipate a representative of Centurion will attend the Annual Meeting.

The following table presents the aggregate fees for professional services and other services rendered by Centurion to the Company for the periods indicated.

	2021	2022
Audit Fees (1) -Centurion	$220,000	$200,000
Other Fees (2) -Deloitte Touche Tohmatsu	$53,000	-
Tax Fees (3)	-	-
Total	$273,000	$200,000

(1)	Audit fees represent fees for professional services provided in connection with the audit of the Company’s consolidated financial statements, and audit services provided in connection with other statutory or regulatory filings.
(2)	In addition to the audit fees paid during 2021 and 2022 to the Company’s principal accountant, in 2021 the Company also paid Deloitte Touche Tohmatsu, the Company’s former accountant, a fee of $53,000 in connection with the filing of Form 20-F.
(3)	Tax Fees include fees for the preparation of tax returns.

As part of its policies and procedures, all audit related services, tax services and other services, if any, rendered by our independent registered public accounting firms were pre-approved by the Audit Committee.

Equity Compensation Plan Information

The following table provides information, as of March 31, 2022, with respect to all of our compensation plans under which equity securities are authorized for issuance:

	Number of Shares to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Shares Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by our shareholders:	350,000	$1.97	585,000
Equity compensation plans not approved by our shareholders	-0-	--	--

At the meeting held on October 8, 2020, the shareholders of the Company adopted the 2020 Option Plan to replace the prior 2010 Option Plan that expired on June 26, 2020. On the date that the 2010 Stock Option And Restricted Stock Plan expired, awards for all 600,000 shares available for grant under the 2010 Plan had been granted, and no additional shares were available for grant under the 2010 Plan. To date, no options have been granted under the 2020 Option Plan. However, the Company has issued 15,000 shares of restricted stock to three consultants based in Germany.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of June 24, 2022, the record date, certain information with respect to the beneficial ownership of the Company’s Common Shares by (i) each person known by the Company to own beneficially more than 5% of the outstanding Common Shares outstanding as of such date, (ii) each of the director nominees, (iii) executive officers, and (iv) the officers and directors of the Company as a group.

Name of Beneficial Owner or Identity of Group(1)	Number of Common Shares Beneficially Owned		Percent Beneficial Owned(**)
Roland W. Kohl	674,067	(2)	16.7%
Tiko Aharonov	285,000	(3)	7.1%
Heiko Sonnekalb	25,000		*
George Leung Wing Chan	28,000	(4)	*
Dirk Hermann	51,286		1.3%
Irene Wong Ping Yim	43,000	(5)	1.1%
Kevin Yang Kuang Yu	36,224	(4)	*
Uri Bernhard Oppenheimer	52,000	(4)	1.3%
Alan Chan	50,000		1.2%
Ringo Tsang	50,000		1.2%
All Directors and Officers as a Group (10 Persons)	1,294,577	(6)	32.1%

*	Less than 1%.
**	Under the rules of the Securities and Exchange Commission, shares of Common Shares that an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

(1)	The address of each of the named holders is c/o Highway Holdings Limited, Suite 1801, Level 18, Landmark North, 39 Lung Sum Avenue, Sheung Shui, New Territories, Hong Kong.
(2)	Includes currently exercisable options to purchase 60,000 shares.
(3)	Includes currently exercisable options to purchase 50,000 shares.
(4)	Includes currently exercisable options to purchase 25,000 shares.
(5)	Includes currently exercisable options to purchase 40,000 shares.
(6)	Includes currently exercisable options to purchase 225,000 shares.

There are no arrangements known to the Company the operation of which may at a subsequent date result in a change in control of the Company. All holders of the Common Shares have the same voting rights.

Compensation of Directors and Officers

The aggregate amount of compensation (including non-cash benefits, but excluding equity compensation) paid by the Company and its subsidiaries during the year ended on March 31, 2022 to directors on the Company’s Board of Directors and officers as a group (ten people), for services rendered to the Company and its subsidiaries in all capacities was approximately $876,000, excluding amounts paid by the Company as dividends to directors and executive officers in their capacity as shareholders of the Company.

Mr. Kohl is employed pursuant to an employment agreement that can only be terminated by the Company, other than for cause or in the case of Mr. Kohl’s incapacity, by paying Mr. Kohl a severance payment equal to three times his annual base salary. However, since April 2019 under the employment agreement Mr. Kohl’s base salary will be reduced by one-half from his initial base salary following any fiscal quarter in which the Company has a net quarterly loss, which salary reduction will remain in effect until the Company has net income in any subsequent quarter. Accordingly, in the event that the Company has a quarterly loss, Mr. Kohl’s annual base salary for the following quarter will be reduced by one-half. The forfeited salary will not be recouped if/when the Company has a profitable fiscal quarter. Two of the Company’s other senior managers have also agreed to voluntarily reduce their base salaries by 50% in the same manner as Mr. Kohl.

Mr. Kohl, and the four other senior managers of the Company, are entitled to receive cash payments equal to three times their annual salary in the event of a change of control of the Company without the approval of the Board of Directors.

During the past fiscal year, the Company paid each of the non-executive directors an annual director’s fee of $12,000 and reimbursed them for their reasonable expenses incurred in connection with their services as directors. In addition, the Chairman of any committee is paid an additional fee of $2,000 per year, and the members of a committee are paid an additional fee of $2,000 per year for each committee on which they serve.

SHAREHOLDER PROPOSALS AT THE
NEXT ANNUAL MEETING OF SHAREHOLDERS

Shareholder proposals submitted for inclusion in the Company’s Proxy Statement and form of proxy relating to the Company’s 2022 annual meeting of shareholders must be received by March 1, 2023. If the Company is not notified of a shareholder proposal by March 1, 2023, then the proxies held by management of the Company may provide the discretion to vote against such shareholder proposal, even though such proposal is not discussed in the Proxy Statement. Shareholder proposals should be submitted to the Company at Suite 1801, Level 18, Landmark North, 39 Lung Sum Avenue, Sheung Shui, New Territories, Hong Kong.

OTHER MATTERS

The Board of Directors does not know of any other business that may be presented for consideration at the meeting. However, if any matters not referred to in this Proxy Statement should properly come before the meeting, the persons named in the proxies will vote the shares represented thereby in accordance with their judgment.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Shareholders may communicate directly with the Board of Directors by writing to them at Board of Directors, c/o Secretary, Highway Holdings Limited, Suite 1801, Level 18, Landmark North, 39 Lung Sum Avenue, Sheung Shui, New Territories, Hong Kong. Such communications will be forwarded to the director or directors to whom it is addressed, except for communications that are (1) advertisements or promotional communications, (2) solely related to complaints with respect to ordinary course of business customer service and satisfaction issues, or (3) clearly unrelated to the Company’s business, industry, management or Board or committee matters.

AVAILABILITY OF ANNUAL REPORT ON FORM 20-F

The Company will furnish without charge a copy of the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2022 as filed with the Securities and Exchange Commission to any shareholder desiring a copy. Shareholders may request such Annual Reports from the following: Gary S. Maier, Maier & Company, Inc. by email at gmaier@maierco.com or by phone at (310) 471-1288.

July 1, 2022	By Order of the Board of Directors

/s/ Alan Chan
Alan Chan, Secretary